Exhibit 99(a)(18)

HSBC Investor Funds

Form of
Amendment to Amended and Restated Declaration of Trust

RESOLVED, that pursuant to Section 5.12 of the Declaration of Trust of HSBC Investor Funds, a Massachusetts business trust (the “Trust”), dated April 22, 1987, as amended and restated July 1, 1987 (the “Declaration”); the names of certain of the Trust’s series are redesignated as follows:

Former Name	Redesignated Name

HSBC Investor Cash Management Fund	HSBC Investor U.S. Treasury Obligations Money Market Fund

IN WITNESS WHEREOF, the undersigned have executed this instrument as of __th day of December, 2009. This instrument may be executed by the Trustees on separate counterparts but shall be effective only when signed by a majority of the Trustees

Signature

Stephen J. Baker	Marcia L. Beck

Susan S. Huang	Alan S. Parsow

Thomas F. Robards	Larry M. Robbins

Michael Seely